SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Announces Reliance on SEC Order to Extend Filing Deadline for Its Annual Report on Form 20-F

São Paulo, April 30, 2020 – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4) announces to its investors and the market in general that it is relying on the order of the U.S. Securities and Exchange Commission (“SEC”) dated March 25, 2020 (Release No. 34-88465) regarding the possibility for SEC registrants to avail themselves of an extension to file certain reports due to circumstances related to the spread of COVID-19.

The airline industry has been among the sectors of the global economy most affected by the spread of COVID-19 and the resulting government measures to address it have resulted in unprecedented challenges for GOL. GOL’s management has since the second half of March 2020 been focused primarily on addressing these unprecedented challenges that the COVID-19 pandemic has created for it business and its employees. Consequently, this situation has resulted in a delay in GOL’s completion of its annual report on Form 20-F for the fiscal year ended December 31, 2019 (“2019 Form 20-F”).

GOL expects to file its 2019 Form 20-F within the timeframe granted by the SEC, which is 45 days from the initial filing deadline of April 30, 2020, i.e., on or prior to June 14, 2020.

In light of the COVID-19 pandemic, GOL expects to include a Risk Factor in its 2019 Form 20-F substantially similar to the following:

Risk Factor

The outbreak and spread of COVID-19 has materially and adversely affected, and may further materially and adversely affect, the airline industry and us.

In December 2019, cases of COVID-19 were first reported in Wuhan, China, and the virus has now spread globally. The World Health Organization declared COVID-19 a pandemic and, in March 2020, governments around the world, including those of the United States, Brazil and most Latin American countries, declared states of emergency and implemented measures to halt the spread of the virus, including enhanced screenings, quarantine requirements and severe travel restrictions.

As previously reported, GOL has since the second half of March 2020 redesigned its flight network and reduced its total flight capacity by approximately 92% in domestic markets and 100% in international markets.  GOL suspended all regular regional and international operations and is maintaining only an essential network of 50 daily flights between the São Paulo international airport in Guarulhos and the other 26 capital cities in Brazil. GOL expects these reduced capacity levels to remain in place until at least early May 2020.

GOL has implemented a number of initiatives to reduce expenses and protect liquidity, including deferral of non-essential capital expenditures and agreements with its employees. In addition, GOL is negotiating with lessors and creditors to adjust and defer certain of its payment obligations. If travel restrictions or decreased demand for air travel persist for an extended period of time, GOL may need to take additional measures to preserve its liquidity.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Announces Reliance on SEC Order to Extend Filing Deadline for Its Annual Report on Form 20-F

The outbreak and spread of COVID-19 and government measures to address it have materially and adversely affected the airline industry and us and have resulted in an unprecedented decrease in revenue and demand, as well as overall macroeconomic uncertainty in Brazil and globally. We cannot foresee or quantify the extent of this impact, which will depend on developments relating to the spread of COVID-19, including the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, as well as government measures that may affect the competitive environment in the Brazilian airline market, all of which are highly uncertain and cannot be predicted.

Relações com Investidores

ri@voegol.com.br

www.voegol.com.br/ri

+55(11) 2128-4700

Sobre a GOL Linhas Aéreas Inteligentes S.A.

A GOL transporta mais de 36 milhões de passageiros anualmente. Com a maior malha no Brasil, a GOL oferece aos clientes mais de 750 voos diários para mais de 100 destinos no Brasil, América do Sul, Caribe e Estados Unidos. A GOLLOG é um líder no negócio de logística e transporte de cargas, e atende mais de 3.400 municípios brasileiros e chega a mais que 200 destinos internacionais em 95 países. SMILES permite que mais de 16 milhões de participantes cadastrados acumulem milhas e resgatem passagens aéreas para mais de 700 localidades em todo o mundo na malha de parceiros da GOL. Com sede em São Paulo, a GOL tem uma equipe de aproximadamente 16.000 profissionais da aviação altamente qualificados e opera uma frota padronizada de 137 aeronaves Boeing 737, sendo a aérea mais pontual do Brasil e a líder com um histórico de segurança de 19 anos. A GOL investiu bilhões de reais em instalações, produtos e serviços e tecnologia para melhorar a experiência do cliente no ar e em terra. As ações da GOL são negociadas na B3 (GOLL4) e na NYSE (GOL). Para mais informações, visite www.voegol.com.br/ri.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.